December 30, 2024

Viki Hakmon
victor@jeffsbrands.com
Jeffs' Brands Ltd
7 Mezada Street
Bnei Brak, 5126112
Israel

       Re: Jeffs' Brands Ltd
           Registration Statement on Form F-3
           Filed December 18, 2024
           File No. 333-283904
Dear Viki Hakmon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Dr. Shachar Hadar